Zentek Ltd. Granted 180-Day Extension to Regain Compliance with Nasdaq's Minimum Bid Price Requirement

Guelph, Ontario, February 25, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSX-V: ZEN) (NASDAQ: ZTEK) announces that, further to its press release dated August 27, 2025, it has been granted a 180 calendar day extension from The Nasdaq Stock Market LLC ("Nasdaq") to regain compliance with the Nasdaq's minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the "Rule") for continued listing on Nasdaq (the "Minimum Bid Price Requirement"), following the expiration of the initial 180 calendar day period to regain compliance on February 23, 2026. The Company now has until August 24, 2026, to meet the Minimum Bid Price Requirement set forth in Nasdaq Listing Rule 5550(a)(2).

There is no immediate effect on the listing or trading of the Company's shares, which will continue to trade on the Nasdaq under the symbol "ZTEK." To regain compliance with the Rule, the Company must maintain a closing bid price of at least $1.00 per share for a minimum of ten (10) consecutive business days on or prior to August 24, 2026. Zentek's management intends to actively monitor the bid price for its Shares and will consider all available options to regain compliance with the Nasdaq minimum bid price requirement.

About Zentek Ltd.

Zentek Ltd. is a Canadian company advancing a portfolio of graphene-enabled advanced material technologies across healthcare, clean air and next-generation industrial applications. Zentek develops and scales materials-innovation solutions that aim to make partner products better, safer and more energy-efficient, while unlocking new high-value markets for ultra-high-purity graphite in nuclear, battery and semiconductor applications.

For further information:

Mohammed (Moe) Jiwan

Chief Executive Officer

Phone: 647-287-9582

Email: mjiwan2@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek refuses any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.